UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COSMOS HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

221413206

(CUSIP Number)

Elliot H. Lutzker, Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, NY 10158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 221413206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Athanasios Kolefas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,562,085
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,562,085
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,562,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer:	Common Stock, $.001 par value
Cosmos Holdings, Inc., 141 West Jackson Boulevard, Suite 4326, Chicago, IL 60604

Item 2. Identity and Background

(a)	Athanasios Kolefas

(b)	56 Irene Court, Closter, New Jersey 07624-3209

(c)	Private Investor

(d)	No criminal proceedings to be disclosed

(e)	No civil proceedings to be disclosed

(f)	United States

Item 3. Source and Amount of Funds or Other Considerations Personal funds, none of which have been borrowed.

Item 4. Purpose of Transaction There are no plans or proposals which the reporting person has which may result in any of the matters listed.

Item 5. Interest in Securities of the Issuer

(a)	15,562,085 (16.49%) shares based on 84,184,905 shares issued and outstanding on October 25, 2022.

(b)

Sole voting power and disposition power – 15,562,085 shares; includes 5,371,630 shares of Common Stock; 5,000,000 shares issuable upon exercise of Series A Common Warrants exercisable at $0.12 per share through October 20, 2024, sold pursuant to Registration Statements 333-267505 and 333-267917 (the “Registration Statements”); 5,000,000 shares issuable upon exercise of Series B Common Warrants exercisable at $0.12 per share through October 20, 2029, sold pursuant to the Registration Statements; and 195,455 shares issuable upon exercise of Common Stock Purchase Warrants exercisable at $3.85 per share and expiring on December 18, 2023.  Exercise of the Series A Common Warrants and Series B Common Warrants is subject to the Beneficial Ownership Limitation of 4.99%.

(c)

On October 20, 2022, Mr. Kolefas purchased 5,000,000 shares of Common Stock, together with 5,000,000 Series A Common Warrants and 5,000,000 Series B Common Warrants pursuant to Registration Statement Nos. 333-267505 and 333-267917.  Between October 21, 2022 and October 31, 2022, Mr. Kolefas sold an aggregate of 2,024,530 shares of Common Stock on Nasdaq at prices ranging from $0.073 to $0.1107 per share with an average price of $0.08602 per share.

(d)	No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.

(e)	On October 31, 2022, Mr. Kolefas ceased to be the beneficial owner of more than 5% of the issuer’s securities, as he is subject to the Beneficial Ownership Limitation set forth in Section 5(b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer; None

Item 7. Material to Be Filed as Exhibits; None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 4, 2022
Dated

/s/ Athanasios Kolefas
Signature:

Athanasios Kolefas
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).